Exhibit 2.1

3-D Membership Interest Purchase Agreement

This 3-D Membership Interest Purchase Agreement (the “Agreement”) is made and entered into this 30th day of November, 2007, by and among Magnetech Industrial Services, Inc., an Indiana corporation (“Magnetech” or “Purchaser”), BDeWees, Inc., an Ohio corporation wholly owned by Mr. Bernard L. DeWees (“BDeWees”); and XGen III, Ltd., an Ohio limited liability company owned 90% by XGEN Ltd. and 10% by Venture Equity & Derivative Investment, LLC (“XGen”).

BACKGROUND:

A.           3-D Service, Ltd., an Ohio limited liability company (“3-D” or “the Company”), is engaged in the business of selling, repairing, remanufacturing and maintaining industrial electrical and mechanical equipment from its locations at 800 Nave Road SE in Massillon, Ohio, and at 870 Crescentville Road in Cincinnati, Ohio (“the Business”).

B.           Magnetech is also engaged in the business of selling, repairing, remanufacturing and maintaining industrial electrical and mechanical equipment.  Magnetech is a wholly-owned subsidiary of MISCOR Group, Ltd. (“MISCOR”), an Indiana corporation.

C.           The outstanding membership interests of the Company consist of One Thousand (1000) units of membership interest, as such units are described in the Company’s Operating Agreement (the “Membership Interest Units”).  BDeWees and XGen each own Five Hundred (500) Membership Interest Units, and collectively they own a total of One Thousand (1000) Membership Interest Units, which represent all of the issued and outstanding Membership Interest Units.

D.           BDeWees and XGen desire to sell to Magnetech, and Magnetech desires to purchase from BDeWees and XGen, all of the Membership Interest Units.

E.           BDeWees and XGen are the Members.  Magnetech is the Purchaser.  BDeWees, XGen, and Magnetech are sometimes referred to herein collectively as “the Parties.”

NOW THEREFORE, in consideration of the promises hereinafter made, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the recital provisions above are incorporated into the body of this Agreement as if fully set forth therein, and the Parties agree as follows:

Article I.  Purchase and Sale of Membership Interest Units

1.01  Purchase and Sale of Membership Interest Units.  On and subject to the terms and conditions set forth herein, Members shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall purchase from Members, the Membership Interest Units, free and clear of any and all liens, claims, pledges, hypothecations, mortgages, deeds of trust, security interests, leases, charges, options, rights of first refusal, easements, servitudes encumbrances or other restrictions of any nature whatsoever (collectively, “Liens”).

Article II.  Closing

2.01   The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Day Ketterer Ltd. in Canton, Ohio, on November 30, 2007, or at such other location or on such other date as the parties may mutually agree (the “Closing Date”).

Article III.  Payment of Consideration

3.01  Purchase Price.  The total purchase price for the Membership Interest Units (the “Purchase Price”) shall be Twenty-Two Million Seven Hundred Thousand Dollars ($22,700,000.00), payable as set forth below.

3.02  Cash at Closing.  A total of Sixteen Million Seven Hundred Thousand Dollars ($16,700,000.00) shall be paid by Magnetech at the Closing, in two payments.  The first payment shall be made to Charter One Bank, N.A. (Charter One), in full payment of the amount due to Charter One by 3D on the Closing Date.  The second payment shall be the net amount (Sixteen Million Seven Hundred Thousand Dollars less the balance of the Charter One debt) paid by wire transfer of immediately available funds to two accounts designated by the Members.

3.03  MISCOR Stock.    Non-registered shares of MISCOR common stock with an aggregate market value of Two Million Dollars ($2,000,000.00), with each share of MISCOR common stock being valued at an amount equal to the mean of the average of the closing bid and asked prices reported for the five (5) trading days immediately preceding the closing the Transaction (the “MISCOR Share Price”), shall be issued to Members pro rata.

3.04  Promissory Note.  Magnetech and MISCOR would execute at Closing two Promissory Notes in the form attached hereto as Exhibit 3.04(a) and Exhibit 3.04(b) (“3-D Promissory Notes”) through which Magnetech and MISCOR would be indebted to BDeWees and XGen collectively in the amount of Four Millon Dollars ($4,000,000.00) (the “Principal Amount”), plus interest paid monthly at the “Prime Rate”, as published in the Wall Street Journal, (the “Interest Rate”), with the Principal Amount paid in full within three (3) years of the Closing Date, under the terms set forth in the Promissory Notes.  As security, Magnetech would grant BDeWees and XGen a subordinated security interest in the equipment owned by 3-D.

3.05  Allocation. The Purchase Price shall be allocated among the assets of the Company in amounts equal to the net book value of each such asset as of November 30, 2007 with the balance of the Purchase Price allocated to goodwill.

Article IV.  Representations and Warranties of Members

As of the date hereof and as of the Closing Date, the Members hereby represent and warrant to Purchaser as follows:

4.01    Organization and Qualification.  The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio and is duly qualified to do business and in good standing under the laws all other jurisdictions in which its ownership or use of property for the conduct of the Business requires it to qualify.  The Company has all necessary power and authority to own all of its properties and assets, to conduct the Business as now being conducted, and to make, execute, deliver, and perform this Agreement and the other documents and instruments contemplated hereby.

4.02   Capitalization; Ownership.

a.           The Membership Interest Units are owned in equal shares by two members: BDeWees, Inc., an Ohio corporation wholly owned by Mr. Bernard L. DeWees, and XGen III, Ltd., an Ohio limited liability company owned 90% by XGEN Ltd and 10% by Venture Equity & Derivative Investment, LLC.  No person or entity, other than BDeWees, Inc., and XGen III, Ltd., owns or holds, has any interest in, or has the right to purchase, any membership interest of the Company.

b.           The Company formerly had one wholly-owned subsidiary: 3-D Service Michigan, Ltd. (“3-D Michigan”).  3-D Michigan was recently dissolved.  No person or entity, other than the Company, owned or held any interest in 3-D Michigan.  At the time of its dissolution, 3-D Michigan had no obligations or liabilities for which the Company may be liable.

c.           Except for the Membership Interest Units, there are no membership or other interests or other equity securities or equity interests in or of 3-D Services, Ltd.  All of the Membership Interest Units were validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights of any member of the Company.  Other than this Agreement and the Operating Agreement of the Company, there is no outstanding agreement that requires Members or the Company to sell or issue any membership or other interests or other equity securities or equity interests of the Companies.  The Members own, beneficially and of record, all of the Membership Interest Units, all of which are free and clear of all encumbrances or will be free and clear of all encumbrances at the Closing.  None of the Membership Interests are held jointly with any other person or entity.  At the Closing, Members will deliver to Purchaser valid title to all of the Membership Interest Units free and clear of all encumbrances.

4.03  Execution, Delivery and Validity. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by the Board of Directors of BDeWees and the members of XGen. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by Members, and each constitutes the legal, valid and binding obligation of each Member, enforceable against each Member in accordance with its terms.

4.04  Non-contravention. Except for such change of control provisions as may be present in service contracts between 3D and its customers or vendors, and as set forth on Schedule 4.04, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby or compliance with or fulfillment of the terms and provisions hereof or of any other agreement or instrument contemplated hereby or thereby, do not and will not: (i) conflict with or result in a breach of any of the provisions of the Articles of Organization or Operating Agreement of the Company; (ii) contravene any law, rule or regulation or any order, writ, award, judgment, decree or other determination which affects or binds the Company or any of its properties; (iii) conflict with, result in a breach of, constitute a default under, or give rise to a right of acceleration, termination or the imposition of penalties under any contract, deed of trust, mortgage, trust, lease, governmental or other license, permit or other authorization, contract, agreement, note or any other agreement, instrument or restriction to which the Company is a party or by which any of its properties may be affected or bound; or (iv) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any foreign, federal, state or local court, governmental authority or regulatory body (“Governmental Authority”) or with any lender, customer or other third party.

4.05  Financial Statements.    Attached as Schedule 4.05 are true and complete copies of: (i) unaudited but reviewed balance sheets and statements of income, shareholders’ equity, and cash flows of the Company for the years ended December 31, 2004, 2005, and 2006, (the “Reviewed Financials”), and (ii) internally prepared unaudited balance sheets and statements of income for each month-ended from January 2007 through Closing (the “Monthly Financials”; and together with Reviewed Financials, the “Financial Statements”). The balance sheet delivered to Purchaser for the month-ended immediately prior to the month during which Closing occurs is referred to in this Agreement as the “Balance Sheet.” Except as set forth in Schedule 4.05, the Financial Statements are true and correct representations of the financial condition and operating results of the Company as of the dates and for the periods then ended, and are prepared on a consistent basis for all periods covered and the Reviewed Financials are in accordance with generally accepted accounting principles (“GAAP”). Except as set forth on Schedule 4.05, the Company has no unrecorded liabilities or obligations of any type, nature or description, known or unknown, asserted or unasserted, direct or indirect, absolute or contingent, except as set forth in the Financial Statements.

4.06  Operations Since December 31, 2006. Except as set forth in Schedule 4.06, since December 31, 2006 and up to and through the Closing Date, the Company has conducted the Business in the ordinary course of business, and (except as otherwise contemplated by this Agreement) has not:

(a) written off as uncollectible any account receivable, or reduced any reserves, other than in the ordinary course of business;

(b) made any change in the accounting methods or practices employed by the Company or change in depreciation or amortization policies;

(c) issued or sold, or contracted or made any other commitment for the issuance or sale of any units of membership interest or securities convertible into or exchangeable for units of membership interest in Company;

(d) terminated or amended any material contract or license or other instrument, or suffered any loss or termination or threatened loss or termination of any material contractual or business arrangement;

(e) sold, leased to others, licensed to others, disposed of, or otherwise transferred any assets of the Company, including without limitation, the right to use any and all secrets or Intellectual Property of the Company;

(f)  made any loans, advances, capital contributions to or investments in any person or entity;

(g)  made any dividends or distributions to Members;

(h) made any extraordinary payments to any Members, officers, or entities owned or controlled by any Member or officer;

(i)  amended any of the Company’s organizational documents;

(j) subjected any assets, tangible or intangible, to any lien, encumbrance or restriction of any nature whatsoever; or

(k) modified or amended any relationships with suppliers or customers of the Company, which would adversely affect the Business.

4.07  Employment Compliance. To Members’ knowledge, the Company has complied with all applicable laws relating to employment or labor, including provisions relating to wages, hours, employment benefits, equal opportunity, occupational safety and health, collective bargaining, and the payment of Social Security and other taxes. There are no written policies or practices relating to employment matters other than those set forth in the Company’s Employee Handbook, Policy Handbook, or bulletin board postings. There have been no attempts to organize or unionize the Company’s employees within the last five (5) years.

4.08  Employees. All of the Company’s employees are employees “at-will” and may be legally terminated without prior notice and without cause at no cost to the Company, other than its obligation to pay employees for liability imposed by law and for wages and unused or unpaid and earned vacation and other time off, which liabilities are properly recorded on the Financial Statements. Schedule 4.08 contains a complete listing of:

(a) current employees of the Company, their job title, compensation, accrued vacation, and employee benefits for which the employee qualifies;

(b) retired employees of the Company who receive benefits of any kind from the Company;

(c) any employee or director of the Company who is subject to a confidentiality, nondisclosure or proprietary rights contract that in any way adversely affects or will affect that employee’s performance of his or her duties for the Company or the ability of Purchaser to conduct the Business and operations of the Company in substantially the same manner as currently conducted; and  (d) any key employee or group of employees of the Company that have given notice of termination or for whom the Company has reasonable grounds to expect to give notice of termination.

4.09  Licenses and Permits. To Members’ knowledge, the Company’s  rights and benefits under licenses (including without limitation, licenses to use computer software), permits, distribution and/or franchise rights, registrations, governmental and other licenses, certificates and permits used in or necessary for the operation of the Business (collectively, the “Licenses and Permits”) constitute all local, state and federal licenses and permits necessary for the Company to occupy, operate and conduct the business and operations of the Company, and there do not exist any defaults, waivers, investigations or exemptions relating thereto or which would be caused by the transactions contemplated by this Agreement. There exist no grounds for revocation, suspension or limitation of any of the Licenses or Permits.

4.10  Assets. Except as set forth in Schedule 4.10, all of the assets and properties of every kind and nature, real and personal, tangible and intangible, wherever situated, whether or not carried or reflected on the books and records of the Company, which are used in or necessary for the operation of the Business as presently conducted (the “Assets”) are owned by the Company with good and marketable title free and clear of all mortgages, security interests, liens, leases, covenants, assessments, easements, options, rights of refusal, restrictions, reservations, defects in title, encroachments, and other encumbrances.

4.11  Insurance. Schedule 4.11 includes a complete and accurate listing of all insurance policies (including self-insurance) to which the Company is a party related to the Assets, which policies are either currently in force or were in force since January 1, 2006, including the name of the insurance carrier providing each such policy and the name of the agent or broker who procured each such policy.  The insurance coverage for the Company and all Assets:

(a)	is valid, outstanding, and enforceable;

(b)	is obtained through policies issued by a reputable insurer;

(c)	shall not be delinquent as of the Closing Date; and

(d)	complies with any requirements for insurance under any contract to which the Company is bound.

4.12  Intellectual Property.  Schedule 4.12 attached hereto sets forth an accurate and complete list of all trademarks, trade names, trademark registrations, service names, service marks, patents and applications therefor, and all other intellectual property rights owned by the Company and/or used or useful in the operation of the Business, including all software of any nature owned, licensed and/or used by the Company (collectively, the “Intellectual Property”).  The Company has the valid right to use all Intellectual Property, and all Intellectual Property will be available for use by the Company following the consummation of the transactions contemplated hereby.  There is no asserted or, to the Members’ and/or the Company’s best knowledge, any threatened infringement action, lawsuit, claim or complaint that asserts that the Company’s operations violate or infringe any of the software or other intellectual property rights, including the trade names, trademarks, trademark registrations, service names, service marks or patents, of any other person or entity.  The Company has taken adequate and commercially reasonable steps to maintain all trade secrets and protect the Intellectual Property.  None of the Intellectual Property is owned by or registered in the name of any current or former owner, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of the Company or any of the Members, nor does any such person or entity have any interest therein or right thereto, including the right to royalty payments.

4.13  Contracts and Commitments.  Schedule 4.13 lists all contracts to which the Company is a party that obligate the Company to pay in excess of $5,000 per year during any one year period after Closing.  Each contract or agreement listed in Schedule 4.13 is a valid and binding obligation of the Company and is in full force and effect, enforceable in accordance with its terms. The Company has performed all obligations required to be performed by it under each contract or agreement to which it is a party. Neither the Company nor any other party is in breach or default in any respect under any contract or agreement.

4.14  Condition of Inventory and Equipment.

(a)           Each item of the Company’s machinery, equipment, tools and dies, hand tools, motor vehicles, rolling stock, leasehold improvements, furniture, supplies, office equipment, computers and other data processing hardware, improvements, parts and other tangible personal property used or held for use in the operation of the Business (collectively, the “Equipment”) has been subject to ordinary and reasonable maintenance.  Purchaser has examined and will accept the Equipment in “as is” “where is” condition at Closing, without warranty.  Members have advised Purchaser in writing, as set forth on Schedule 4.14, to the best of their knowledge, of all known needed repair or maintenance (other than routine maintenance such as oil changes or tire rotation).

(b)           All of the Company’s inventory, wherever located, including, without limitation, supplies, raw materials, work in progress and finished goods, prepaid inventory and inventory in transit (collectively, the “Inventory ”), whether or not it is reflected in the most recent Financial Statements, consists of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items below standard quality, all of which have been written off or written down to net realizable value in the most recent Financial Statements.

4.15  Personal Property.  Except as listed on Schedule 4.15:

(a)           All of the tangible property owned or used in the Business and operations of the Company is within the possession or control of the Company and is physically located at either the Massillon Facility or the Cincinnati Facility with the exception of fleet vehicles then in use by the Company’s employees;

(b)           No person, firm or corporation other than the Company has any right to the use or possession of any of the Assets. Any currently effective financing statement under the Uniform Commercial Code with respect to any of the Assets will be released prior to or as of Closing.

4.16  Customers. Except as listed on Schedule 4.16, the Company has not received any notice nor has knowledge that any of its customers intends to terminate or materially reduce its commercial relationship with the Company, and no customer has terminated or materially reduced its commercial relationship with the Company in the last twelve (12) months.  The Company further warrants that, to its knowledge, no current customer shall require Purchaser to submit to a formal qualification process in order to continue doing business with the Company.

4.17  Product and Service Warranty. To Members’ knowledge, except as listed on Schedule 4.17(a), the Company has no liability (whether known or unknown and whether absolute or contingent) for the replacement of products or services sold, delivered, or rendered by the Company or other damages in connection therewith, and no product or service sold, delivered, or rendered by the Company is subject to any guaranty, express warranty or other indemnity other than the Company’s standard warranty, which is set forth in full on Schedule 4.17(b).

4.18  Litigation. No litigation or claims, governmental or other proceedings or investigations are pending or threatened, nor, to Members’ knowledge, is there any valid basis for such claims by or against, or relating to the Company, or against or affecting the Assets, except as listed on Schedule 4.18.

4.19  Real Property Matters. The Company owns no real property.  The Company leases two properties (collectively the “Premises”):

(a)	an 85,000 square feet of space in the main service center and the adjacent warehouse building located at 800 Nave Road SE, Massillon, Ohio 44646 (the “Massillon Facility”), and

(b)	a 7,090 square foot service center at 870 Crescentville Road Cincinnati, Ohio 45246 (the “Cincinnati Facility”).

The Company has executed a new lease agreement for the Massillon Facility, which is attached hereto as Exhibit 4.19(a).

4.20  Environment, Health and Safety.   The Company has conducted the Business from the Massillon Facility and the Cincinnati Facility (collectively “the Premises”).

(a)  To Members’ knowledge, except as set forth on Schedule 4.20, the Company and the Premises are, and at all times prior hereto have been, in compliance with any and all Environmental Laws and Health and Safety Laws (as defined below), and no Claim (as defined below) relating to a violation of any such laws has been made with respect to the Company, the operation of the Business or the Premises.

(b)  To Members’ knowledge, except as set forth on Schedule 4.20, there is no Environmental or Health and Safety Circumstance (as defined below) related to the Premises or to past or present operations of the Company on or off any of the properties, facilities or premises on which the Business has been operated.

(c)  Except as set forth on Schedule 4.20, the Company has not, either expressly or by operation of law, assumed or undertaken any liability, including without limitation, any obligation for corrective or remedial action, of any other person or entity with respect to any Environmental Law, nor has the Company caused, permitted or allowed any “release” (as defined in 42 U.S.C. § 9601(22)) of any Hazardous Substance, Pollutant or Contaminant (as defined below) on the Premises or on any other real property owned, leased, operated or used by the Company in connection with the Business.

(d)  Except as set forth on Schedule 4.20, the Company has obtained (or have pending timely filed applications for) any and all environmental permits legally required to operate the Company and any assets used in connection therewith.

(e)  Members have provided Purchaser with copies of any and all environmental reports conducted with respect to the Premises and any other real property owned, leased, operated or used by the Company in connection with its operations and the conduct of the Business.  Copies of the Consultant’s Certification from the Phase I reports completed on the Massillon and Cincinnati properties are attached hereto as Exhibit 4.20(e)(1) and Exhibit 4.20(e)(2).

(f)  For purposes of this Section 4.20:

(i)   “Environmental Law” means any federal, state or local statute, rule, regulation or ordinance having as its primary purpose the protection of the environment or the protection of human health from the effects of environmental pollutants and any permit, license or authorization required thereunder, as well as common law.

(ii)   “Health and Safety Law” means any federal, state or local statute, rule, regulation or ordinance having as its primary purpose the protection of worker safety or health in the workplace.

(iii)   “Hazardous Substance, Pollutant or Contaminant” means any “hazardous substance” as defined in 42 U.S.C. § 9601(14), any “pollutant or contaminant” as defined in 42 U.S.C. § 9601(33), and petroleum, including crude oil or any fraction thereof.

(iv)   “Claim” means and includes any claim, action, suit, demand, administrative proceeding, notice of violation, notice of deficiency, or general notice of potential liability alleging any failure to comply with or any liability under any Environmental Law or Health and Safety Law, including, without limitation, any liability under common law for damages or injury to person or property.

(v)   “Environmental or Health and Safety Circumstance” means any fact, circumstance, activity, practice, incident, action, plan or condition which would constitute a failure to comply with any Environmental Law or Health and Safety Law, or would give rise to potential liability under any such Law.

4.21    Tax Matters.

(a) For purposes of this Agreement, (i) “Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (ii) “Tax Return” means any return, report, information return, or other document (including any related or supporting information) filed or required to be filed with any taxing authority in connection with its determination, assessment, collection, administration, or imposition of any Tax.

(b) Except as set forth in Schedule 4.21, the Company has duly and timely filed all Tax Returns and have duly and timely paid all Taxes and other charges (whether or not shown on any Tax Return) due or claimed to be due from it by federal, foreign, state, or local taxing authorities or has set up an adequate reserve on the Financial Statements for all Taxes payable.  There are no Tax liens (other than liens for current Taxes not yet due and payable) upon any properties or assets of the Company (whether real, personal, or mixed, tangible or intangible), and, except as reflected in the Financial Statements or as set forth in Schedule 4.21, there are no pending or, to Members’ knowledge, threatened audits or examinations relating to, or claims asserted for, Taxes or assessments against the Company, and Members have no knowledge of any basis for any such claims. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or stockholder.

(c) Schedule 4.21 attached hereto lists each jurisdiction in which the Company files Tax Returns for each period or portion thereof ending on or before the Closing Date.

4.22    Employee Benefit Plans. Except as identified on Schedule 4.22, the Company does not maintain or contribute to (or have the obligation to contribute to) any Employee Benefit Plans. For purposes of this Agreement, the term “Employee Benefit Plan” means (i) any employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”), and (ii) any other plan, trust agreement or arrangement for any bonus, severance, hospitalization, vacation, incentive or deferred compensation, pension or profit-sharing, retirement, payroll savings, stock option, equity compensation, group insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever, including those benefiting retirees or former employees. As to any previously terminated Employee Benefit Plan of the Company, the Company has not incurred, and will not incur, any withdrawal liability, nor does any the Company have any contingent withdrawal liability under ERISA to any Multiemployer Plan (as defined in ERISA or the Code). To Members’ knowledge, except as identified on Schedule 4.22 and with respect to each Employee Benefit Plan, the Company is in material compliance, in form and operation, with the requirements provided by any and all statutes, orders or governmental rules or regulations currently in effect, including, but not limited to, ERISA and the Code, and applicable to such Employee Benefit Plan. Each Employee Benefit Plan and any related trust intended to qualify under Section 401(a) and Section 501(a) of the Code is so qualified and nothing has occurred to cause the loss of such qualification.

4.23  Compliance with Laws. Except as identified on Schedule 4.23 the Company has not received any written notice of any civil, criminal or administrative investigation or audit by any governmental entity relating to the Company and the Company is in material compliance with all laws applicable to it.

4.24  Broker’s or Finder’s Fee. Except as identified on Schedule 4.24, the Company has not employed, or is liable for the payment of any fee to, any finder, broker, consultant or similar person in connection with the transactions contemplated by this Agreement.

4.25    Accounts Payable.  Each of the Company’s trade accounts payable (the “Accounts Payable”) arose in the ordinary course of the Company’s business and relates to the provision to the Company of goods or services which are or were then necessary for the operation of the Company’s business.  With respect to each of the Accounts Payable, the indebtedness is based upon a written contract, purchase order, or signed quotation and, to the extent that the contract, order, or quotation calls for delivery to have occurred prior to Closing, the Company has received in full the goods or services contracted for.  None of the Accounts Payable are delinquent.  Other than the Accounts Payable, there is no outstanding indebtedness on the part of the Company with respect to any vendor or supplier of any good or service which is essential to the operation of the Business.

4.26    Accounts Receivable.  All accounts receivable that are reflected on the Balance Sheet or the Financial Statements or on the accounting records of the Company as of the Closing Date (the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed by The Company in the ordinary course of business.  Except to the extent paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date collectible net of the Bad Debt Reserve.  Subject to such reserves, each of such Accounts Receivable either has been or will be collected in full, without any setoff, within one hundred eighty (180) days after the day on which it first becomes due and payable. There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business of the Company, under any contract or agreement with any account debtor of an Account Receivable relating to the amount or validity of such Accounts Receivable.  Schedule 4.26 contains a complete and accurate list of all Accounts Receivable as of the date of the Balance Sheet, which list sets forth the aging of each such Account Receivable.

4.27    Corporate Minute Books.  The minute books of the Company have been maintained in the Company’s usual, regular and ordinary manner and contain, in all material respects, complete minutes of annual and special meetings of the Members and any consents in lieu thereof, and the signatures therein are the true signatures of the persons purporting to have signed them.  The membership interest unit certificate records of the Company are complete and accurate.

4.28    Bank Accounts. Schedule 4.28 lists: (i) all accounts, safe deposit boxes and current receivable collection boxes maintained by the Company at any bank or other financial institution and the names of the persons currently authorized to effect transactions in such accounts or with access to such boxes; and (ii) the names of all persons, firms, associations, corporations or business organizations holding general or special powers of attorney from the Company and a description of the terms thereof.

4.29  Securities Matters. In connection with the Company’s compliance with applicable securities laws, the Members acknowledge, understand, agree, represent and warrant that:

a.           The issuance of the MISCOR Shares to the Members pursuant to this Agreement has not been and is not being registered under the Securities Act of 1933, as amended (“1933 Act”) or any applicable state securities laws, and the Company has no obligation to register any such MISCOR Shares under such laws. The Members may be required to hold the MISCOR Shares indefinitely.

b.           The Members shall not transfer any Shares, or any interest in any Shares, unless (i) the transfer is registered under the 1933 Act and applicable state securities laws, or (ii) the Members shall have delivered to the Company an opinion of counsel acceptable to the Company to the effect that the transfer complies with an applicable exemption from such registration.

c.           The Members are acquiring the MISCOR Shares for their own account, not as a nominee or agent for or with the funds of another person, for investment purposes and not with a present view towards resale or other distribution.

d.           Each Member is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the 1933 Act, and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the MISCOR Shares.

e.           The Members are not executing this Agreement and acquiring the MISCOR Shares as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any other general solicitation.

f.           The Members have conducted their own due diligence examination of MISCOR’s business, management, financial condition, results of operations, properties and prospects.  In connection with such investigation, the Members and their representatives (i) have reviewed the Company’s SEC filings, including but not limited to its periodic reports, proxy statements, and all financial statements and exhibits included therein or incorporated by reference, (ii) have been given an opportunity to ask questions, to the extent Members considered necessary, and have received answers from, officers of the Company concerning the business, finances and operations of the Company and information relating to the offer and sale of the MISCOR Shares, and (iii) have received or had an opportunity to obtain such additional information as they deem necessary to make an informed investment decision with respect to their acquisition of the MISCOR Shares and to verify the accuracy and completeness of information received from the Company.

g.           MISCOR has not made any and makes no representation or warranty, express or implied, other than the express representations and warranties of the Company in Article 5, and in particular makes no representation or warranty with respect to any other documents or information provided or made available to the Members or their representatives regarding the Company or the MISCOR Shares.  For purposes of the transactions contemplated by this Agreement and the other Transaction Documents, the Members may rely only on the express representations and warranties of the Company in Article 5, and that the Members are not entitled to rely on any representation or warranty of the Company that Members know before Closing is not accurate or complete.

h.           Until such time as the resale of the MISCOR Shares has been registered under the 1933 Act and applicable state securities laws or otherwise may be sold pursuant to an exemption from registration, certificates evidencing the MISCOR Shares may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates evidencing such Shares):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAW OF ANY STATE.  THE SHARES MAY NOT BE SOLD OR OFFERED FOR SALE UNLESS THEY HAVE FIRST BEEN SO REGISTERED OR UNLESS THE COMPANY RECEIVES A WRITTEN OPINION FROM LEGAL COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

i. MISCOR is relying upon the truth and accuracy of, and the Members’ compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Members set forth herein to determine the availability of exemptions from the registration requirements of the 1933 Act and applicable securities laws and the eligibility of the Members to acquire the MISCOR Shares pursuant to this Agreement.

4.30    No Omissions or Misstatements. To Members’ knowledge, none of the statements or information contained in any of the representations, warranties, covenants or agreements of the Company set forth in this Agreement or any information or documents delivered or to be delivered to Purchaser prior to the execution of this Agreement, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained in this Agreement or in any exhibit or schedule to this Agreement or in any of the other information provided or the documents delivered to Purchaser in connection with the transactions contemplated by this Agreement, in light of the circumstances in which those statements were made, not misleading.

Article V.  Representations and Warranties of Purchaser

As of the date hereof and as of the Closing Date, Purchaser hereby represents and warrants to Members as follows:

5.01  Organization; Power and Authority. Purchaser is a corporation duly organized and validly existing under the laws of the State of Indiana. Purchaser has all necessary power and authority to own all of its property and assets and to make, execute, deliver, and perform this Agreement and the other documents and instruments contemplated hereby.

5.02  Execution, Delivery and Validity. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite action. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by Purchaser, and each constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

5.03  Non-contravention. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby or compliance with or fulfillment of the terms and provisions hereof or of any other agreement or instrument contemplated hereby or thereby, do not and will not: (i) conflict with or result in a breach of any of the provisions of the Articles of Incorporation or Bylaws of Purchaser; (ii) contravene any law, rule or regulation or any order, writ, award, judgment, decree or other determination which affects or binds Purchaser or any of its properties; (iii) conflict with, result in a breach of, constitute a default under, or give rise to a right of acceleration, termination or the imposition of penalties under any contract, deed of trust, mortgage, trust, lease, governmental or other license, permit or other authorization, contract, agreement, note or any other agreement, instrument or restriction to which Purchaser is a party or by which any of its properties may be affected or bound; or (iv) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any third party or any foreign, federal, state or local court, governmental authority or regulatory body.

5.04  Broker’s or Finder’s Fee. Purchaser has not employed, nor is Purchaser liable for the payment of any fee to any finder, broker, consultant or similar person in connection with the transactions contemplated by this Agreement.

Article VI.  Related Agreements and Conditions to Close

6.01  Related Agreements.

(a)  Guaranties.  Bernard L. DeWees and Thomas J. Embrescia shall each enter into an ancillary Guaranty Agreement with Purchaser through which Bernard L. DeWees shall agree to be liable for the obligations of BDeWees and Thomas J. Embrescia shall agree to be liable for the obligations of XGen, subject to the certain limitations set forth in Section 8.08 below and also in the Guaranty Agreements, which are attached hereto as Exhibit 6.01(a)(1) and Exhibit 6.01(a)(2).

(b)  Ancillary Non-Compete.  Bernard L. DeWees and Thomas J. Embrescia shall each enter into an ancillary non-competition/non-solicitation agreement with Purchaser, for a term of two (2) years from the date of Closing, which agreements are attached hereto as Exhibit 6.01(b)(1), and Exhibit 6.01(b)(2).

(c)  Employment Agreement.  Bernard L. DeWees shall enter into an ancillary employment agreement with Purchaser, which agreement is attached hereto as Exhibit 6.01(c).

(d)  Massillon Lease.  The Company shall enter into a ten (10) year lease of the Massillon Facility with the facility owner, 3D3E Ltd., an Ohio limited liability company, which lease is attached hereto as Exhibit 4.19(a) (“Lease”).

(e)  3-D Promissory Notes.  Purchaser shall execute the 3-D Promissory Notes in the form attached hereto as Exhibit 3.04(a) and Exhibit 3.04(b).

(f)  Employees.  Members agree to use their best efforts to retain the services of all employees of Seller until the Closing Date.

(g)           Post-Closing Right of Access to Books and Records.  Following Closing and for six (6) years thereafter, Members shall have a right of access to the Books and Records (those that existed at or prior to the Closing Date) from time to time upon reasonable notice as needed to administer Members’ obligations related to legal and/or tax matters.  For purposes hereof, access to Books and Records shall include the right to make copies thereof.  Before moving any of the Books and Records to a new location, Purchaser will provide Members with seven (7) days written notice of the relocation, including an identification of the new location.  Before destroying any of the Books and Records, Purchaser will provide Members with sixty (60) days written notice and will allow Members to inspect and copy any such records within the sixty (60) day period.  When Members determine that any such records are no longer needed, Members will so notify Purchaser, and Purchaser will have no further obligation to retain the Books and Records.

(h)           Warranty Claims.  If customers of the Company return items or assert warranty claims against Purchaser with respect to goods or services sold or provided by the Company prior to Closing, such claims will be handled by Purchaser under the terms of the applicable warranty, but Members shall reimburse Purchaser for all actual costs for labor and materials necessary to resolve such warranty claims to the extent such costs exceed the Warranty Reserve, in accordance with the terms and conditions of the Warranty Procedure set forth as Exhibit 6.01(h).

(i)  The Members shall have delivered to Purchaser an opinion of legal counsel (the “Opinion Letter”), dated the Closing Date, in the form of Exhibit 6.01(i).

(j) Public Announcements. The contents of any announcements to employees, customers or suppliers of the Company or any other public statements shall be mutually agreed to by the parties prior to the making of any such announcement; provided, that each party hereto may make disclosures that it in good faith believes, based on the advice of counsel, is reasonably necessary to comply with any requirement of law or regulation or to fulfill a party’s obligations under this Agreement.

(k)  Purchaser shall execute and delver to Members Commercial Security Agreements in the form of Exhibit 6.01(k)(1) and Exhibit 6.01(k)(2) attached hereto.

6.02   Conditions to Obligations of Members.   All obligations of Members under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing by Members:

(a) Performance of Agreement. Purchaser shall have delivered all documents and agreements described in Article VII and otherwise performed in all respects all obligations required under this Agreement and any other agreements referenced herein to be performed by it on or prior to the Closing Date.

(b) Litigation; Injunctions. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any court or governmental agency or other regulatory or administrative agency or commission, challenging any of the transactions contemplated by this Agreement.

(c) Consents and Approvals. All consents, approvals, licenses and permits, the granting of which are reasonably necessary for the consummation of the transactions contemplated hereby, shall have been obtained.

6.03   Conditions to Obligations of Purchaser.  All obligations of Purchaser under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing by Purchaser:

(a) Performance of Agreement. Members shall have delivered all documents and agreements described in Article VII and otherwise performed in all respects all obligations required under this Agreement and any other agreements referenced herein to be performed by it on or prior to the Closing Date.

(b) Litigation; Injunctions. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby or which would limit or affect Purchaser’s ownership or control of the Assets or the Business, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any court or governmental agency or other regulatory or administrative agency or commission challenging any of the transactions contemplated by this Agreement.

(c) Consents and Approvals. All consents, approvals, licenses and permits, the granting of which are reasonably necessary for the consummation of the transactions contemplated hereby, shall have been obtained.

ARTICLE VII. DELIVERIES AT CLOSING

7.01  Deliveries by Members. Members shall execute, acknowledge, and deliver or cause to be executed, acknowledged and delivered to Purchaser, at or prior to Closing, the following:

(a)
Membership Interest Unit certificates, registered in the name of the Members, free and clear of all Liens, duly endorsed by Members, representing all of the membership interests in the Company, copies of which are attached hereto as Exhibit 7.01(a);

(b)	Assignment of Membership Interest, from each Member, transferring their Membership Interest Unit to Magnetech, copies of which are attached hereto as Exhibit 7.01(b);

(c)	The resignation of each officer of the Company effective as of the Closing, attached hereto as Exhibit 7.01(c);

(d)	All consents, approvals, licenses and permits, the granting of which are reasonably necessary for the consummation of the transactions contemplated hereby.

(e)	Written releases from the holders of any security interests, liens or other encumbrances with respect to the Company’s Assets.

(f)
Members’ Closing Certificates, attached hereto as Exhibit 7.01(f)(1) and Exhibit 7.01(f)(2), together with (i) Articles of Organization, certified by the Ohio Secretary of State as of a current date; (ii) a certificate of good standing of Members issued as of a current date by the Ohio Secretary of State; and (iii) resolutions of the members or shareholders of Members, authorizing (A) the execution and delivery of this Agreement and the other agreements contemplated hereby and (B) the taking of all steps necessary to consummate the transactions and fulfill Members’ obligations under this Agreement and all agreements contemplated hereby.

(g)
An Officer’s Certificate, attached hereto as Exhibit 7.01(g), executed by a corporate officer of the Company, together with (i) Articles of Organization, certified by the Ohio Secretary of State as of a current date; and (ii) a certificate of good standing of Members issued as of a current date by the Ohio Secretary of State.

(h)	All related agreements identified in Section 6.01 of this Agreement.

7.02  Deliveries by Purchaser. Purchaser shall execute, acknowledge, and deliver or cause to be executed, acknowledged and delivered to Members, at or prior to Closing, the following:

(a)	The cash portion of the Purchase Price due to be paid at Closing as set forth in Section 3.02 of this Agreement.

(b)
MISCOR shall deliver irrevocable written instructions (“Transfer Instructions”) to the transfer agent for MISCOR’s Common Stock to issue two certificates of MISCOR’s Common Stock, each representing the number of shares equivalent to the quotient of One Million Dollars and the MISCOR Share Price (as defined above, in Section 3.03), one certificate registered in the name of each Member and delivered at the direction of each Member.  MISCOR shall deliver a copy of the Transfer Instructions to the Members at Closing and attach a copy hereto as Exhibit 7.02(b).

(c)
Purchaser’s Closing Certificate, attached hereto as Exhibit 7.02(c), together with its (i) Articles of Incorporation, certified by the Indiana Secretary of State as of a current date; (ii) a certificate of existence of Purchaser issued as of a current date by the Indiana Secretary of State; and (iii) resolutions of the Board of Directors of Purchaser authorizing (A) the execution and delivery of this Agreement and any other agreements contemplated hereby and (B) the taking of all steps necessary to consummate the transactions and fulfill Purchaser’s obligations under this Agreement.

(d)	Acceptance of Assignment, by which Magnetech accepts assignment of the Membership Interest Units from the Members, attached hereto as Exhibit 7.02(d);

(e)	All consents, approvals, licenses and permits, the granting of which are reasonably necessary for the consummation of the transactions contemplated hereby.

(f)	All related agreements identified in Section 6.01 of this Agreement.

7.03  Additionally Requested Documents; Post-Closing Assistance. At the reasonable request of Purchaser at Closing and at any time or from time to time thereafter, Members shall cooperate with Purchaser to put Purchaser in actual possession and operating control of the Company and the Business, execute and deliver such further instruments of sale, conveyance, transfer and assignment as Purchaser may reasonably request in order to effectively convey, transfer and assign the same to Purchaser, free and clear of all Liens.

ARTICLE VIII. SURVIVAL OF PROVISIONS AND INDEMNIFICATION

8.01 Survival. The respective representations, warranties and covenants of each of the parties to this Agreement, including all statements contained in any schedule or exhibit delivered pursuant hereto, shall be deemed to have been relied upon by the parties hereto and shall survive the Closing, and the consummation of the transactions contemplated hereby as follows: (a) the representations and warranties contained in Sections 4.01, 4.02, 4.10, 4.24, 5.01, 5.02 and 5.04 shall survive indefinitely and shall not terminate; and (b) all other representations and warranties shall survive for a period of two (2) years after the Closing Date; provided, that any representation or warranty in respect of which indemnity may be sought under this Section 8, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 8(a) if notice of the breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.  The covenants and agreements of the parties contained in this Agreement shall remain operative and in full force and shall survive until the performance by the applicable party hereto of such covenant and agreement.  No investigation by the parties made heretofore or hereafter shall affect the representations and warranties of the parties contained in or made pursuant hereto.

8.02  Indemnification by Members. Subject to the other provisions of this Article, Members shall promptly indemnify, defend and hold harmless Purchaser and its shareholders, directors, officers, employees, agents, successors and assigns (“Purchaser Indemnified Parties”) against any and all losses, costs, claims, demands and expenses (including reasonable costs of investigation, court costs and legal fees actually incurred) and other damages arising out of, relating to or resulting from the following (collectively, the “Losses”): (a) any breach by Members of, or failure by Members to perform, any of the covenants, obligations, representations or warranties contained in this Agreement; (b) any claim relating to bulk transfers or other principles of transferee liability by any creditor or former creditor of the Company, whether such claim is liquidated or unliquidated, contingent or disputed; (c) the operation of the Company and the Business on and prior to the Closing Date; and (d) any claim, action, suit or proceeding relating to any of the foregoing.  With respect to each such Loss, each Member shall be liable for only one-half of the Loss, subject to the additional limitations set forth in Section 8.08 of this Agreement, and provided that Purchaser shall first exercise its right of recoupment under Section 8.07 of this Agreement, after following any applicable indemnification procedures in Section 8.05, before proceeding against any other assets of the Members; provided further, however, that if the Loss is the result of a breach of a covenant under either Section 6.01(b), 6.01(c), 9.02 or 9.03 of this Agreement by one Member, then only the Member who has committed the breach shall be liable for indemnification unreduced by one-half but subject to the limitations set forth in Section 8.08 of this Agreement.

8.03  Indemnification by Purchaser. Subject to the other provisions of this Article, Purchaser shall promptly indemnify, defend and hold harmless Members and their members, officers, employees, agents, successors and assigns (“Members Indemnified Parties”) against any and all Losses arising out of, relating to or resulting from: (a) any breach by Purchaser of, or failure by Purchaser to perform, any of the covenants, obligations, representations or warranties contained in this Agreement; (b) the operations of Purchaser and the Business after the Closing Date; and (c) any claim, action, suit or proceeding relating to any of the foregoing.

8.04  Cooperation. Subject to the provisions of Section 8.05, a party or parties against whom a claim for indemnification has been asserted (individually and collectively “Indemnifying Party”) shall have the right, at its own expense, to defend any action or proceeding brought by a third party which resulted in said claim for indemnification, and if said right is exercised, the party or parties entitled to indemnification (individually and collectively “Indemnified Party”) and the Indemnifying Party shall cooperate in the defense of said action or proceeding.

8.05  Indemnification Procedure for Third Party Claims Against Indemnified Parties.

(a) In the event that subsequent to the Closing Date any Indemnified Party asserts a claim for indemnification under this Article VIII, on account of or in connection with any claim or the commencement of any action or proceeding against such Indemnified Party by any person or entity who is not a party to this Agreement (including any Governmental Authority) (a “Third Party Claim”), the Indemnified Party shall give written notice thereof together with a summary of any available information regarding such claim (the “Notice of Claim”) to the Indemnifying Party promptly after learning of such Third Party Claim. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within 15 days of its receipt from the Indemnified Party of the Notice of Claim, to conduct at its expense the defense against such Third Party Claim in its own name, or, if necessary, in the name of the indemnified Party.

(b) In the event that the Indemnifying Party shall fail to give the Defense Notice within the time and as prescribed by Section 8.05(a), the Indemnified Party shall have the right to conduct such defense in good faith with counsel reasonably acceptable to the Indemnifying Party at the Indemnifying Party’s expense, but the Indemnified Party (or any insurance carrier defending such Third Party Claim on the Indemnified Party’s behalf) shall be prohibited from compromising or settling such claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(c) In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of such Third Party Claim in accordance with Section 8.05(a), the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party. Regardless of which party defends such Third Party Claim, the other party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. Without the prior written consent of the Indemnified Party, the Indemnifying Party (and any insurance carrier defending such Third Party Claim on the Indemnified Party’s behalf) will not enter into any settlement of any Third Party Claim if pursuant to or as a result of such settlement, such settlement would lead to liability or create any financial or other obligation on the part of the Indemnified Party. If a firm offer is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 8.05, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party objects to such firm offer within 10 days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Party up to the point such notice had been delivered. Failure at any time of the Indemnifying Party to diligently defend a Third Party Claim as required herein shall entitle the Indemnified Party to assume the defense and settlement of said Third Party Claim as if the Indemnifying Party had never elected to do so as provided in this Section 8.05. Failure by an Indemnified Party to provide notice on a timely basis of a Third Party Claim shall not relieve the Indemnifying Party of its obligations hereunder, except that the foregoing shall not constitute a waiver by the Indemnifying Party of any claim for direct damages caused by such delay.

(d) Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall be conclusively deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder, subject to the Indemnifying Party’s right to appeal an appealable judgment or order.

8.06  Nature of Other Liabilities. In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. The Indemnifying Party shall make all payments pursuant to the indemnification provisions contained in this Article VIII within ten (10) days after its receipt of the Indemnity Notice or, if the Indemnifying Party delivers written notice to the Indemnified Party within such 10-day period that it is disputing the Indemnified Party’s right to indemnification hereunder with respect to such payments, immediately upon the final determination of the amount of such indemnification obligation.

8.07  Right to Set-Off. Purchaser shall have the right to directly recoup and set-off any Losses incurred or suffered by any of the Purchaser Indemnified Parties resulting from any failure of Members to reimburse Purchaser for (i) any amounts due under this Agreement, and (ii) any claims of the Purchaser Indemnified Parties under this Article VIII, against any and all amounts which Purchaser may owe Members from time to time. The parties acknowledge and agree that the rights of recoupment and set off set forth in this Section 8.07 are a condition to Purchaser agreeing to enter into and perform this Agreement and any other agreements contemplated hereby.

8.08           Limitations on Indemnification.  Notwithstanding anything to the contrary contained in this Section 8:

(i) neither the Members, on the one hand, nor Purchaser, on the other hand, shall be required to indemnify Purchaser Indemnified Parties or Members Indemnified Parties, respectively, in respect of any Losses suffered by such other parties as a result of the breach of any representation or warranty contained in this Agreement unless and until the aggregate amount of all Losses exceeds Forty Thousand Dollars ($40,000.00) (the “Basket”), at which point such indemnification obligation shall be from and against all Losses relating back to the first dollar, provided that the Basket shall not apply to any Losses related to any willful or fraudulent breach by any party hereto of any provision in this Agreement or any document, instrument or agreement that is to be delivered to the other party pursuant to the terms of this Agreement; and

(ii) the aggregate amount of Members’ indemnification obligations or Purchaser’s indemnification obligations for breach of any representation or warranty contained in this Agreement shall not exceed Three Million Dollars ($3,000,000.00) (the “Cap”), provided that the Cap shall not apply to any Losses related to any willful or fraudulent breach by any party hereto of any provision in this Agreement or any document, instrument or agreement that is to be delivered to the other party pursuant to the terms of this Agreement; and

(iii) neither the Members, on the one hand, nor Purchaser, on the other hand, shall be required to indemnify Purchaser Indemnified Parties or Members Indemnified Parties, respectively, in respect of any individual Loss suffered by such other parties as a result of the breach of any representation or warranty contained in this Agreement if such Loss is valued at less than One Thousand Dollars ($1,000.00) (the “De Minimis Exception”), and Losses falling within the De Minimis Exception shall not be included in the Basket so long as the sum total of Losses falling within the De Minimis Exception do not exceed Twenty Five Thousand Dollars ($25,000.00).

8.09    Reimbursement of Indemnification.  Purchaser shall reimburse Members for the amount of any indemnification payments made by Members under Section 8.02 that are attributable to any of the Accounts Receivable to the extent that Purchaser receives payment of such Account Receivable subsequent to such indemnification payment with said reimbursement being made within thirty (30) days of receipt of such subsequent payment.

ARTICLE IX. RESTRICTIVE COVENANTS

9.01  Nondisclosure of Certain Business Information. Members agree, so long as there has not been a default under the Lease that has not been cured in the period of time allowed for cure in the Lease, that they will not, and they will cause their Members and officers to not, directly or indirectly, except with the prior written consent of Purchaser, retain, use, divulge or disclose or communicate, or cause or permit any other person or entity to retain, use, divulge, disclose or communicate, to any person, firm, corporation or entity, in any manner whatsoever, the following information regarding the Company’s business (collectively “3-D Business Information”) except as required by a judge-signed court order or as such information is already generally known to the public:

(a)	Product and service pricing;

(b)	Customer identities and specific customer needs or business terms;

(c)	Vendor identity and vendor pricing;

(d)	Contact information for customer and vendor representatives; and/or

(e)	Any plans by Members to expand or improve the Business that were the subject of discussion, drafting, or correspondence within one (1) year prior to the Closing Date.

Members shall destroy any copies of such information which remain in their possession after Closing. This covenant shall remain in effect for so long as any such information remains valuable business information of Purchaser, and, in any event, for a minimum period of five (5) years after Closing.

9.02  Trade Secrets.  For a period of twenty (20) years following Closing, regardless of anything to the contrary in this Agreement, Members will not, and will cause their Members, directors and officers to not use or disclose confidential information that remains a trade secret of Purchaser.  The term “trade secret” in this section shall have the meaning set forth in the Uniform Trade Secrets Act.

9.03  Covenant Against Competition and Solicitation. To preserve the value of the goodwill purchased by Purchaser, and to reduce the cost to Purchaser of monitoring and enforcing the compliance of Members with the confidentiality obligations contained in Section 9.01, Members covenant and agree that, during the Prohibited Period, unless there has been a default under the Lease or either of the 3-D Promissory Notes that has not been cured in the period of time allowed for cure in the applicable instrument, they will not, and they will cause their owners and officers, to not, without the express written consent of Purchaser and only to the extent authorized by Purchaser:

(a)  Directly or indirectly, alone or in concert with others, whether as principal, agent, representative, partner, lender, consultant, shareholder or otherwise, under or through any form of business entity, own, operate, manage, control or actively participate in any business which competes with or is substantially similar to the business and operations of the Company as presently conducted with respect to any customer within the Prohibited Territory for whom 3-D has performed or contracted to perform services since January 1, 2004;

(b)  Either for themselves or for any other person, firm, corporation or entity solicit, divert or accept any persons or entities that were customers or suppliers of the Company  within the Prohibited Territory at any time within two (2) years prior to the Closing; and

(c)  Induce or solicit or seek to induce or solicit any person who was affiliated with the Company as an employee, agent or otherwise within the one (1) year period prior to the Closing to terminate his or her engagement with Purchaser or otherwise participate in any business activity directly or indirectly competitive with Purchaser.

The covenants contained in Sections 9.03(a), (b) and (c) are separate and distinct covenants of Members.

For purposes of this Agreement, the “Prohibited Territory” means anywhere within a one thousand (1000) mile radius of each of the Company’s locations, unless that geographic restriction is deemed to be of unreasonably broad scope, and therefore unenforceable, by a court of competent jurisdiction, in which case the next sentence shall define the Prohibited Territory.  The Prohibited Territory means anywhere within a five hundred mile (500) mile radius of each of Company’s locations, unless that geographic restriction is deemed to be of unreasonably broad scope, and therefore unenforceable, by a court of competent jurisdiction, in which case the next sentence shall define the Prohibited Territory.  The Prohibited Territory means anywhere within a two hundred fifty (250) mile radius of each of Company’s locations.

The Prohibited Period means a period of two (2) years from and after the Closing Date, unless that term is deemed to be unreasonable, and therefore unenforceable, by a court of competent jurisdiction, in which case the next sentence shall define the Prohibited Period.  The Prohibited Period means a period of one (1) year from and after the Closing Date.

9.04  Reasonableness. Members acknowledge and agree, except as otherwise provided herein, that the territorial, time and other limitations set forth above are reasonable and properly required for the adequate protection of the goodwill and other Assets of the Company and shall be enforceable to the fullest extent permitted by law.

9.05 Modification. In the event that any term, provision or covenant contained in this Article IX is found to be unreasonable, and therefore unenforceable, by a court of competent jurisdiction, but would be valid and enforceable if any part thereof were deleted or otherwise modified, then the parties expressly agree that a court may limit the application of, or modify any such term, provision or covenant and proceed to enforce this Section as so limited or modified.

9.06  Remedies. Members acknowledge and agree that any violation of Section 9.01, Section 9.02, or Section 9.03 would cause Purchaser irreparable damage and that if Members violate or threaten to violate such restrictions, Purchaser shall be entitled to injunctive relief against Members, without the necessity of proof of actual damage or the posting of bond, in addition to any other remedies available under this Agreement at law or in equity.

Article X.  Miscellaneous

10.01  Preparation of Tax Returns.  The Members shall be responsible for preparing and filing, within the times and in the manner prescribed by law (subject, however, to filing under any extension), all Tax Returns of the Company for any tax period ending on or before the Closing Date that are required to be filed after the Closing Date, and pay all Taxes shown thereon.  The Members covenant that any Tax Returns of the Company for any tax period ending on or before the Closing Date that are filed after the Closing Date will be complete, correct and filed consistently with the Company’s prior Tax Returns.  All Tax Returns that are required to be filed pursuant to this Section shall not be filed without the prior approval of Purchaser, which approval shall not be unreasonably withheld.

10.02  Assignment.  No Member may assign any rights or delegate any obligations under this Agreement without the prior written consent of Purchaser, and any prohibited assignment or delegation will be null and void.

10.03  Other Expenses.  Except as otherwise provided in this Agreement, each  Member shall pay its own expenses, together with any and all expenses of the Company, incurred in connection with the negotiation, execution, and implementation of the transactions contemplated under this Agreement, and Purchaser shall pay all of its expenses incurred in connection with the negotiation, execution, and implementation of the transactions contemplated under this Agreement.

10.04  Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given: (a) if delivered personally or sent by facsimile, on the date received, (b) if delivered by overnight courier, on the day after mailing, and (c) if mailed, four days after mailing by first class certified mail, return receipt requested and with postage prepaid. Any such notice shall be sent as follows:

To Members:	To Purchaser or Magnetech:
BDeWees, Inc. 5316 Hawick Street, NW Canton, OH 44708 Attn: Bernard L. DeWees	Magnetech Industrial Services, Inc. 1125 S. Walnut Street South Bend, Indiana 46619 Attn: John A. Martell, and James M. Lewis

and

XGen III, Ltd. 3029 Prospect Ave Cleveland Ohio 44115 Attn: Thomas J. Embrescia

with a copy to:	with a copy to:
Day Ketterer Ltd. Millenium Centre #300 200 Market Avenue, N. Canton, Ohio 44701 Attn: Daniel A. Minkler	Barnes & Thornburg LLP 600 1st Source Bank 100 North Michigan St. South Bend, Indiana 46601 Attn: Richard L. Mintz

10.04  Definition of Knowledge.  For purposes of this Agreement, Members will be deemed to have “knowledge” of a particular fact or matter if any individual who is or was an officer of the Company on the Closing Date or on any date within thirty (30) days prior to the Closing Date is actually aware of such fact or matter or if a reasonable inquiry by such person on the Closing Date or within thirty (30) days prior to the Closing Date would have disclosed the existence of such fact or matter.

10.05  Controlling Law and Jurisdiction.  This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Ohio, without giving effect to principles of conflicts of laws. The parties expressly consent to exclusive personal jurisdiction and venue in the federal and state courts of the State of Ohio.

10.06  Headings. Any table of contents and paragraph headings in this Agreement are for convenience of reference only and shall not be considered or referred to in resolving questions of interpretation.

10.07  Benefit. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective heirs, legal representatives, permitted successors and permitted assigns. This Agreement is not intended to, nor shall it, create any rights in any other party.

10.08  Partial Invalidity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

10.09  Waiver. Neither the failure nor any delay on the part of any party hereto in exercising any rights, power or remedy hereunder shall operate as a waiver thereof, or of any other right, power or remedy; nor shall any single or partial exercise of any right, power or remedy preclude any further or other exercise thereof, or the exercise of any other right, power or remedy. No waiver of any of the provisions of this Agreement shall be void unless it is in writing and signed by the party against which it is sought to be enforced.

10.10  Counterparts and Facsimiles. This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. The signature page to this Agreement and all other documents required to be executed at Closing may be delivered by facsimile and the signatures thereon shall be deemed effective upon receipt by the intended receiving party.

10.11  Legal Fees and Costs. Subject to the provisions of Article VIII, in the event any party hereto incurs legal expenses to enforce any provision of this Agreement, the prevailing party will be entitled to recover such legal expenses, including, without limitation, attorneys’ fees, costs and disbursements, in addition to any other relief to which such party shall be entitled.

10.12  Entire Agreement. This Agreement, including the schedules and exhibits hereto and further including the confidentiality letter executed by the Parties on July 13, 2007, and the Break Up Fee Agreement executed by the Parties on October 25, 2007, constitutes the entire agreement between the parties hereto with regard to the matters contained herein and it is understood and agreed that all previous undertakings, negotiations, letter of intent, term sheets, and agreements between the parties are merged herein. This Agreement may not be modified orally, but only by an agreement in writing signed by Purchaser and Members.

[Remainder of Page Intentionally Blank]

 IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date or dates indicated below, effective as of the date first above written.

“MEMBERS”		“PURCHASER”
BDeWees, Inc.		Magnetech Industrial Services, Inc.

By:	/s/ Bernard L. DeWees	By:	/s/ John A. Martell
Bernard L. DeWees, President		John A. Martell, President
Dated:	November 30, 2007	Dated:	November 30, 2007

XGen III, Ltd.

By:	/s/ Thomas J. Embrescia
Thomas J. Embrescia, Manager
Dated:	November 30, 2007